Mail Stop 4561

December 20, 2007

Christopher Larson
Chief Executive Officer
Uron Inc.
9449 Science Center Drive
New Hope, MN 55428

>   **Re: Uron Inc.**
>   **Statement on Schedule 14F-1**
>   **Filed December 14, 2007**
>   **File No. 005-81924**

Dear Mr. Larson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us in your response letter the precise legal method by which the new directors will be installed, with particular attention to how this can be accomplished under Minnesota law and your organizational documents without any apparent action on the part of your shareholders. In this regard, we note that Section 9(d) of the Agreement and Plan of Merger and Reorganization filed as Exhibit 2.1 to your Form 8-K filed December 14, 2007, appears to contemplate approval of the proposed transactions by Uron shareholders. Please tell us whether approval of the Uron shareholders has been or is expected to be obtained for the proposed transactions, and if so, how such approval was or will be obtained.

2. We note from your filing that you intend to effect a reverse stock split on December 21, 2007. Please advise in your response letter why you believe the approval of your shareholders for the reverse split is not required under Minnesota law. In addition, please tell us whether you have disclosed, or intend to disclose, to your shareholders why you deem their approval to be unnecessary for this action. If not, please explain your rationale for not making this information known to your shareholders.

Security Ownership of Certain Beneficial Owners and Management, page 4

3. Please provide us with a detailed explanation of the calculations you used to project that there will be 7,531,025 common shares outstanding following the merger, as noted in footnote 2 to the beneficial ownership table.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christopher Larson
Uron Inc.
December 20, 2007
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 or David L. Orlic at (202) 551-3503 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (612) 642-8305
       Paul Chestovich, Esq.
       Telephone: (612) 672-8305